FOURTH AMENDMENT TO

PARTICIPATION AGREEMENT

This Fourth Amendment (the “Amendment”) entered into as of January 25, 2021 amends the Participation Agreement dated May 1, 2014, as amended (the “Agreement”) by and among Pacific Life Insurance Company and Pacific Life & Annuity Company (collectively the “Company”) on its own behalf and on behalf of each of its variable annuity separate accounts (the “Accounts”), Ivy Distributors, Inc. (“IDI”) and Ivy Variable Insurance Portfolios (“Ivy VIP”) (collectively, the “Parties”).  All capitalized terms used herein and not otherwise defined shall have the meaning described to such terms in the Agreement.

RECITALS

WHEREAS, pursuant to the Agreement, the Accounts invest in shares of certain of the Portfolios that constitute separate portfolios of Ivy VIP and that serve as funding vehicles for Company, on behalf of the Accounts, that issue variable annuity contracts (the “Contracts”) to persons that are registered owners of such Contracts on the books and records of Company (the “Contract Owners”);

WHEREAS, IDI maintains on its books and records one or more account(s) that hold and record ownership of shares of the Portfolios;

WHEREAS, the Accounts are registered as unit investment trusts under the 1940 Act;

WHEREAS, Rule 30e-1 under the 1940 Act requires each Portfolio deliver copies of its shareholder reports to the Accounts as the record owners of shares of such Portfolio;

WHEREAS, Rule 30e-2 under the 1940 Act requires the Accounts to deliver such Portfolio shareholder reports to Contract Owners; and

WHEREAS, the Parties desire to supplement and amend the Agreement to reflect and implement the requirements, terms and conditions of Rule 30e-3 under the 1940 Act, as amended from time to time, to permit (i) IDI to no longer deliver copies of Portfolio shareholder reports to the Accounts as would otherwise be required by Rule 30e-1, and (ii) the Accounts to deliver Portfolio shareholder reports to Contract Owners using the “notice and access” provisions of Rule 30e-3 rather than the delivery methods that would otherwise be required by Rule 30e-2.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and considerations set forth herein, and to other good and valuable consideration, the Parties agree to supplement and amend the Agreement as follows:

1.            A new Section 27 is hereby added to the Agreement, as follows:

“27.                       A.                                  Maintaining Website; Posting and Availability of Portfolio Shareholder Reports and Other Required Materials.  Company shall be responsible for and shall fulfill the website posting and other applicable requirements and obligations of the Accounts specified in Rule 30e-3(b).  Without limiting the generality of the foregoing:

a.            IDI shall, no later than five (5) days before Required Materials (as defined below) are required to be posted to the Specified Website (as defined below), provide Company with the following materials relating to each Portfolio so that Company can post the materials to a Company website address (the “Specified Website”).  The Specified Website shall be publicly accessible and the Required Materials (as defined below) posted on the Specified Website shall be free of charge and shall include:  (i) Annual Reports to Shareholders; and (ii) Semi-Annual Reports to Shareholders (such documents collectively, and together with any additional or alternative documents that may be required by any amendments to Rule 30e-3, the “Required Materials”);

b.            IDI shall ensure that the Required Materials provided to Company are in a format, or formats, that are convenient for both reading online and printing on paper (in accordance with Rule 30e-3 (b)(3));

c.            Company shall ensure that persons accessing the Required Materials are able to permanently retain, free of charge, an electronic version of the Required Materials in a format, or formats, that meet the conditions stated above in Section 27.A.(b) (in accordance with Rule 30e-3(b)(4));

d.            In order for Company to ensure that the Required Materials are kept current (up-to-date) and posted for the duration or period required by Rule 30e-3, IDI shall promptly provide to Company any amendments to the Required Materials;

e.            Company shall make reasonable efforts to comply with the “safe harbor” provisions, terms and conditions of paragraph (b)(5) of Rule 30e-3, which shall constitute compliance with subsections (a) through (d) of this Section 27 of this Amendment (for the avoidance of doubt, for this purpose, the “Company” referred to in said paragraph (b)(5) of Rule 30e-3 means Company on behalf of the Accounts).

B.                                 Content of Required Materials.  IDI shall be responsible for the content of the Required Materials as posted on the Specified Website, including, but not limited to, the accuracy and completeness of the Required Materials.  Without limiting the generality of the foregoing in any manner and without in any way changing the current obligations of IDI under the Agreement, IDI shall be responsible for ensuring that the Required Materials to be posted to the Specified Website:

a.            Meet the applicable standards of the 1933 Act; the 1934 Act; the 1940 Act; and all rules and regulations under those Acts; and

b.            Do not contain any untrue statements of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

C.                                 Specified Website, Notice, and Paper Delivery

a.            The Specified Website is as identified in Exhibit F, attached hereto, as it may be changed by Company from time to time in its sole discretion with written notice to IDI;

b.            Paper Notice to Contract Owners.  Company shall be responsible for providing the paper notice to its Contract Owners in accordance with paragraphs (c) and (d) of Rule 30e-3 (“Notice”).

c.            Delivery of Paper Copy Upon “Ad Hoc” Request.  Company shall be responsible for fulfilling ad hoc requests from Contract Owners for a paper copy of any of the Required Materials, in accordance with paragraph (e) of Rule 30e-3.

d.            Investor Elections to Receive Future Portfolio Required Materials in Paper.  Company shall be responsible for fulfilling Contract Owner elections to receive future Portfolio Required Materials in paper, in accordance with paragraph (f) of Rule 30e-3.

e.            Expenses.  Expenses for the cost of printing and distribution of Required Materials and Notice in paper, shall be borne by the appropriate Party in accordance with Schedule A to the Agreement.

2.            This Amendment shall be interpreted to be consistent with, and to facilitate compliance with and reliance on, Rule 30e-3 and any interpretations of Rule 30e-3 by the Securities and Exchange Commission, its staff, courts, or other appropriate legal authorities.

IN WITNESS WHEREOF, the Parties have caused their duly authorized officers to execute this Amendment to the Agreement as of the date first above written.

PACIFIC LIFE INSURANCE COMPANY

/s/ Sharon Campbell
By: Sharon Campbell
Title: Assistant Vice President

PACIFIC LIFE & ANNUITY COMPANY

/s/ Sharon Campbell
By: Sharon Campbell
Title: Assistant Vice President

IVY DISTRIBUTORS, INC.

/s/ Amy J. Scupham
By: Amy J. Scupham
Title: President

IVY VARIABLE INSURANCE PORTFOLIOS

/s/ Philip J. Sanders
By: Philip J. Sanders
Title: President

EXHIBIT F

Specified Website:

https://www.pacificlife.com/home/products/annuities/variable-annuities/prospectuses.html